SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Oban Mining Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

       67423P 10 2
(CUSIP Number)

Dal Brynelsen
609 Granville Street, Suite 880
Vancouver, B.C. V7Y 1G5 CANADA
           (604) 535-5510
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                October 27, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    67423P 10 2

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

    Dal Brynelsen and Denise Broderick

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

    Canada
Number of Shares	(7) Sole Voting Power 900,000
Beneficially Owned	(8) Shared Voting Power 693,416
by Each Reporting	(9) Sole Dispositive Power 900,000
Person With	(10)Shared Dispositive Power 693,416

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       1,593,416 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)         7.3%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Oban Mining Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is Suite 880, 609 Granville Street, Vancouver, British Columbia V7Y 1G5 Canada.

ITEM 2.       IDENTITY AND BACKGROUND

      (a)-(c)  Dal Brynelsen, Suite 880, 609 Granville Street, Vancouver, British Columbia V7Y 1G5 is a Director of the Company. Denise Broderick is Mr. Brynelsen's wife.

      (d)-(f)  The natural persons referred to above are Canadian Citizens. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On October 27, 2003, Ms. Broderick acquired an aggregate of 693,416 shares of the Issuer's common stock in exchange for 554,733 shares of common stock of Ikona Gear International, Inc., a Nevada corporation.

     In August 2003, in anticipation of the transaction between the Issuer and Ikona, Mr. Brynelsen purchased 900,000 shares of the Issuer's common stock for a price of $15,000 from a minority shareholder of the Issuer in a private transaction. Other than the foregoing, Mr. Brynelsen has not sold or purchased any other shares of common stock of the Issuer during the past sixty (60) days.

ITEM 4.       PURPOSE OF TRANSACTION

       Effective October 27, 2003, the Issuer consummated an Agreement and Plan of Reorganization dated as of October 10, 2003 (the "Reorganization Agreement") with Ikona Gear International, Inc., a Nevada corporation ("Ikona"). Pursuant to the terms of the Reorganization Agreement, the Issuer acquired 100% of the issued and outstanding shares of common stock of Ikona in exchange for 15,041,633 shares of the Issuer's common stock. The Issuer's common stock was issued to the Ikona shareholders, pro rata, pursuant to voluntary Share Exchange Agreements between the Issuer, on the one hand, Ikona, and the shareholders of Ikona, on the other. Consummation of the Reorganization Agreement resulted in a change in control of the Issuer. As a result, Mr. Brynelsen was elected as a member of the board of directors of the Issuer.

     In August 2003, in anticipation of the transaction between the Issuer and Ikona, Mr. Brynelsen purchased 900,000 shares of the Issuer's common stock for a price of $15,000 from a minority shareholder of the Issuer in a private transaction. Other than the foregoing, Mr. Brynelsen has not sold or purchased any other shares of common stock of the Issuer during the past sixty (60) days.

       The shares were acquired by Mr. Brynelsen for investment. Mr. Brynelsen reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      (a)     Mr. Brynelsen would be deemed the beneficial owner of an aggregate of 1,593,416 shares of the Issuer's common stock. Of those shares, 900,000 are held of record by Mr. Brynelsen; and an aggregate of 693,416 shares are held of record by Ms. Broderick. The 1,593,416 shares of common stock of which Mr. Brynelsen and Ms. Broderick would be deemed the beneficial owner represent 7.3% of the total issued and outstanding shares of common stock of the issuer.

       (b)     Mr. Brynelsen exercises the sole voting and dispositive power with respect to 900,000 of the shares identified in Item 5(a).

       (c)     In August 2003, in anticipation of the transaction between the Issuer and Ikona, Mr. Brynelsen purchased 900,000 shares of the Issuer's common stock for a price of $15,000 from a minority shareholder of the Issuer in a private transaction. Other than the foregoing, Mr. Brynelsen has not sold or purchased any other shares of common stock of the Issuer during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       Ms. Broderick acquired 693,416 shares of the Issuer's securities of the Issuer pursuant to the consummation of an Agreement and Plan of Reorganization described in Item 4 above.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS
1.0	Agreement and Plan of Reorganization
2.0	Share Exchange Agreement

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 20, 2003 (Date)
/s/ Dal Brynelsen (Signature)
Dal Brynelsen, Director (Name/Title)